EX-99.d.2

PENN Capital Funds Trust

Expense Limitation Agreement

THIS AGREEMENT is made by and between PENN Capital Funds Trust, a Delaware statutory trust (the “Trust”), on behalf of the funds listed on Schedule A hereto (each, a “Fund” and collectively, the “Funds”), and PENN Capital Management Company, Inc., a Delaware corporation (the “Adviser”).

The Adviser hereby agrees to waive all or a portion of its advisory fees, and, if necessary, to assume certain other expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) of each Fund or any Class thereof, to the extent necessary so that total annual operating expenses (excluding any acquired fund fees and expenses, taxes, interest, brokerage fees, certain insurance costs, and extraordinary and other non-routine expenses) (“Expenses”) for a Fund or any Class thereof do not exceed the amount for each Class of each Fund listed on Schedule A hereto.

The Trust, on behalf of each Fund, agrees to repay the Adviser any fees previously waived or expenses previously assumed for a Fund or a Class thereof in later periods; provided, however, that the repayment shall be payable only to the extent that it (1) can be made during the three years following the end of the fiscal year in which the Adviser waived fees or assumed expenses for the Fund or Class under this Agreement, and (2) can be repaid without causing the Expenses of the Fund or Class to exceed any applicable fee waiver or expense limitation agreement that was in place for the Fund at the time the fees were waived or expenses were assumed.  The Trust agrees to furnish or otherwise make available to the Adviser such copies of its financial statements, reports, and other information relating to its business and affairs as the Adviser may, at any time or from time to time, reasonably request in connection with this Agreement.

This Agreement shall begin on November [__], 2015, shall continue in effect until November 30, 2016 for each Fund, and shall continue in effect from year to year thereafter, unless and until terminated as described below.  The Adviser may terminate the Agreement with respect to a Fund at the expiration of any one-year period, by notifying the Fund, at least thirty days (30) prior to the end of the one-year period for the Fund, of its intention to terminate the Agreement.  This Agreement may also be terminated with respect to a Fund by the Fund’s Board of Trustees at any time.

This Agreement may not be assigned by the Adviser without the prior consent of the Trust.  This Agreement shall automatically terminate upon the termination of the Advisory Agreement or in the event of merger, reorganization or liquidation of the Fund.

The parties hereto have caused this Agreement to be executed on the [__] day of November, 2015 to be effective on the date set forth above.

PENN CAPITAL FUNDS TRUST

By: _____________________________________

Name and Title:

PENN CAPITAL MANAGEMENT COMPANY, INC.

By:

Name and Title:

SCHEDULE A

Funds	Expense Limitation (as a percentage of a Fund’s average daily net assets)
PENN Capital Small/Mid Cap Equity Fund
Investor Class	1.06%
Institutional Class	1.31%

PENN Capital Small Cap Equity Fund
Investor Class	1.09%
Institutional Class	1.34%

PENN Capital High Yield Fund
Investor Class	0.72%
Institutional Class	0.97%

PENN Capital Senior Floating Rate Income Fund
Investor Class	0.74%
Institutional Class	0.99%